UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
[Rule 13d-101]
Under the Securities Exchange Act of 1934
(Amendment No.     )*
Memsic, Inc.

(Name of Issuer)
Common Stock, $0.00001 par value per share

(Title of Class of Securities)
586264103

(CUSIP Number)
Seligman Spectrum Focus (Master) Fund
P.O. Box 309
Ugland House, South Church Street
George Town, Grand Cayman KY1-1104, Cayman Islands
Telephone: (212) 850-1864
with copies to:
Michael J. Kennedy, Esq.
Steve L. Camahort, Esq.
Shearman & Sterling LLP
525 Market Street
San Francisco, CA 94105
Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 9, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	586264103

1	NAMES OF REPORTING PERSONS. Ameriprise Financial, Inc. I.R.S. Identification Nos. of above persons (entities only) 13-3180631

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,864,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,864,504

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	586264103

1	NAMES OF REPORTING PERSONS. RiverSource Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,864,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,864,504

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	586264103

1	NAMES OF REPORTING PERSONS. Seligman Spectrum Focus (Master) Fund I.R.S. Identification Nos. of above persons (entities only) 98-0498128

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,782,255

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,782,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,782,255

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.69%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

          The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.
Item 1. Security and Issuer.
          This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.00001 par value per share (“Common Stock”), of Memsic, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Tech Drive, Suite 325, Andover, MA 01810.
Item 2. Identity and Background.
          (a) This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Ameriprise Financial, Inc., a Delaware corporation (“AFI”), (2) RiverSource Investments, LLC, a Minnesota limited liability company (“RVS”), and (3) Seligman Spectrum Focus (Master) Fund, an exempted company incorporated in the Cayman Islands (“Focus Fund”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1 hereto.
          (b) The business address for AFI, RVS and each executive officer and director of RVS is c/o Ameriprise Financial, Inc., 145 Ameriprise Financial Center, Minneapolis, MN 55474. The business address for Focus Fund and each executive officer and director of Focus Fund is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.
          The name and principal occupation of each director and executive officer of AFI and RVS are set forth on Schedule A and incorporated herein by reference. The name and principal occupation of each director of Focus Fund are also set forth on Schedule A and incorporated herein by reference. Focus Fund does not have any officers.
          (c) The principal business of Focus Fund is serving as a private investment fund formed for the purpose of making equity investments. The principal business of RVS is acting as the investment adviser to Focus Fund and various other investment companies, including other unregistered investment companies and investment companies registered under the Investment Company Act of 1940 and other managed accounts. AFI is a financial services firm that serves as the sole owner and parent company of RVS.
          (d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other persons listed in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).
          (e) In November and December 2005, without admitting or denying the allegations, American Express Financial Corporation (“AEFC,” which is now known as AFI), the parent company of RVS, finalized settlement agreements with the Securities and Exchange Commission (“SEC”) and Minnesota Department of Commerce (“MDOC”) relating to market timing activities. The SEC and MDOC allegations indicated that AEFC failed to: (i) adequately disclose market timing activities in mutual fund and variable annuity product prospectuses; (ii) implement procedures to detect and prevent market timing in 401(k) plans for employees of AEFC and related companies and adequately disclose that there were no such procedures; and (iii) in the case of MDOC only, establish written policies and procedures and properly supervise its employees. AEFC was censured and ordered to cease and desist from committing or causing any violations of certain federal and Minnesota securities laws. AEFC agreed to: (i) pay disgorgement of $10 million and civil money penalties of $7 million; (ii) make presentations at least annually to its board of directors and the relevant mutual funds’ board relating to market timing policies and procedures and related disclosures; (iii) retain an independent distribution consultant to assist in distributing disgorgement and civil penalties; and (iv) submit to the MDOC a compliance review of its market timing procedures within one year, including a certification by a senior officer regarding compliance and supervisory procedures. The SEC order is available at http://www.sec.gov/litigation/admin/ia-2451.pdf.
          Except as set forth in the preceding paragraph, during the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other persons listed in this Item 2, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) AFI is a Delaware corporation. RVS is a Minnesota limited liability company. Focus Fund is an exempted company incorporated in the Cayman Islands. Each director and executive officer of AFI, RVS and Focus Fund is a United States citizen, except for Messrs. Litton, and Banks who are citizens of Great Britain and Mr. Bannister who is a citizen of Malta.
Item 3. Source Amount of Funds or Other Consideration
          The shares of Common Stock purchased by Focus Fund were purchased with working capital in open market purchases. The aggregate purchase cost of the 2,782,255 shares of Common Stock beneficially owned by Focus Fund is approximately $6,300,669, excluding brokerage commissions.
Item 4. Purpose of Transaction
          Focus Fund acquired the shares of Common Stock beneficially owned by it for investment purposes. Focus Fund expects to continually monitor and re-evaluate its investments in the shares of Common Stock.
          From time to time in the past, representatives of Focus Fund have contacted members of the Issuer’s management and board of directors in order to communicate the views of Focus Fund as to how best to maximize shareholder value. On April 9, 2010, in accordance with the terms of the Issuer’s Amended and Restated Bylaws (the “Bylaws”), Focus Fund delivered a letter to the Issuer nominating two individuals (the “Nominees”) for election as directors of the Issuer at the Issuer’s 2010 annual meeting of stockholders (or any other special meeting of stockholders held in lieu thereof, the “Annual Meeting”), and notified the Issuer that it proposes that certain other corporate governance proposals be brought before the annual meeting.

          Representatives of Focus Fund intend to engage in discussions with the Issuer regarding matters in connection with the Nominees and the proposals being brought before the Annual Meeting.
          No Reporting Person has any present plan or proposal which would relate to or result in any matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons reserve the right to acquire additional securities of Issuer, to dispose of such securities of Issuer at any time, or to formulate other purposes, plans or proposals regarding the Issuer or the securities of the Issuer, to the extent deemed advisable in light of their general investment polices, market conditions or other factors.
Item 5. Interest in Securities of the Issuer
          (a-b) The following disclosure assumes there are 23,804,863 shares of Common Stock outstanding, which the Issuer represented to be the number of shares of Common Stock outstanding as of March 29, 2010 in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 31, 2010.
          As of April 9, 2010, Focus Fund beneficially owned 2,782,255 shares of Common Stock, which constitutes approximately 11.69% of the shares of Common Stock outstanding.
          RVS and AFI do not directly own any shares of Common Stock of the Issuer. As the investment adviser of Focus Fund and various other unregistered and registered investment companies and other managed accounts, RVS may be deemed to beneficially own 2,864,504 shares of Common Stock held by Focus Fund and one other client of RVS, which constitutes approximately 12.03% of the shares of Common Stock outstanding. To the knowledge of the Reporting Persons, as of April 9, 2010, only one other client of RVS besides Focus Fund beneficially owned shares of Common Stock and only the Focus Fund beneficially owned more than 5% of the shares of Common Stock outstanding.
          As the sole owner and parent company of RVS, AFI may be deemed to beneficially own 2,864,504 shares of Common Stock, which constitutes approximately 12.03% of the shares of Common Stock outstanding.
          Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any shares of Common Stock.
          (c) Schedule B annexed hereto lists all transactions in the shares of Common Stock during the past 60 days by the Reporting Persons.
          (d) To the knowledge of the Reporting Persons, no other persons besides the Stockholders and those persons for whose shares of Common Stock the Stockholders report beneficial ownership have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein; provided, however, that one RVS client (not a Reporting Person hereunder) owning 82,249 shares of Common Stock of the Issuer has the right to receive any dividends paid by the Issuer and could terminate its investment advisory relationship with RVS and then subsequently direct the use of proceeds from the sale of the Common Stock owned by the client.
          (e) Not applicable.
          Except as set forth above, to the knowledge of the Reporting Persons, none of the other persons listed in Item 2 above has beneficial ownership of any shares of Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          The responses set forth in Items 3, 4 and 5 of this Statement are incorporated herein by reference.
          On April 9, 2010, Focus Fund entered into a Nomination Agreement with each of the Nominees setting forth certain agreements regarding the nomination of the Nominees, including (i) the responsibilities of the Nominees and Focus Fund, (ii) the reimbursement of expenses incurred by the Nominees in connection with the performance of their responsibilities under the Agreement, and (iii) the indemnification of the Nominees by Focus Fund for certain losses which may be incurred by the Nominees in their capacity as a nominee for election to the Issuers board of directors. A form of the Nomination Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
          Other than as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, between the Reporting Persons, and any other person, with respect to any securities of the Issuer.
Item 7.            Material to Be Filed as Exhibits.

Exhibit
Number	Document
99.1	Joint Filing Agreement, dated April 9, 2010 by and among AFI, RVS and Focus Fund.

99.2	Form of Nomination Agreement

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2010	Seligman Spectrum Focus (Master) Fund

	By:	/s/ Paul Goucher

Name: Paul Goucher
Title: Authorized Person

Ameriprise Financial, Inc.

	By:	/s/ Wade M. Voigt

Name: Wade M. Voigt
Title: Director — Fund Administration

RiverSource Investments, LLC

	By:	/s/ Paul Goucher

Name: Paul Goucher
Title: Assistant Secretary

Schedule A
Directors of Seligman Spectrum Focus (Master) Fund

Name and Position	Principal Occupation
David C. Litton – Director	Managing Director of Devonshire Corporate Services Limited

John Banks – Director	Executive Chairman of Bridgewater (IOM) Limited

Joseph Bannister – Director	Professor at Cranfield Institute of Technology and University of Malta

Christopher P. Keating – Director	Vice President and Head of Institutional Sales, Client Service and Consultant Relationships for RiverSource Investments, LLC

William F. Truscott — Director	President—U.S. Asset Management, Annuities and Chief Investment Officer of Ameriprise Financial, Inc.
Directors and Executive Officers of RiverSource Investments, LLC

Name and Position	Principal Occupation
William F. Truscott – President, Chairman of the Board and CIO	President—U.S. Asset Management, Annuities and Chief Investment Officer of Ameriprise Financial, Inc.

Christopher P. Keating – Director	Vice President and Head of Institutional Sales, Client Service and Consultant Relationships for RiverSource Investments, LLC

Brian J. McGrane – Director	Vice President and Head of Institutional Sales, Client Service and Consultant Relationships for RiverSource Investments, LLC

Patrick T. Bannigan – Director	Senior Vice President – Asset Management, Products and Marketing of RiverSource Investments, LLC

Eleanor T. M. Hoagland – Chief Compliance Officer	Chief Compliance Officer of RiverSource Investments, LLC

Scott R. Plummer – Chief Legal Officer	Chief Legal Officer of RiverSource Investments, LLC

Amy K. Johnson – Vice President and Chief Administrative Officer	Vice President and Chief Administrative Officer of RiverSource Investments, LLC
Directors and Executive Officers of Ameriprise Financial, Inc.

Name and Position	Principal Occupation
James M. Cracchiolo – Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Ameriprise Financial, Inc.

Warren D. Knowlton – Director	Retired

Name and Position	Principal Occupation
W. Walker Lewis – Director	Chairman of Devon Value Advisers

Siri S. Marshall – Director	Retired

Jeffrey Noddle – Director	Chairman of the Board of Directors of SUPERVALU INC.

H. Jay Sarles – Director	Retired

Robert F. Sharpe, Jr. – Director	President of Commercial Foods and Executive Vice President and Chief Administrative Officer of ConAgra Foods, Inc.

William H. Turner – Director	Retired

Joseph E. Sweeney – President – Advice & Wealth Management, Products and Services	President – Advice & Wealth Management, Products and Services of Ameriprise Financial, Inc.

William F. Truscott – President—U.S. Asset Management, Annuities and Chief Investment Officer	President—U.S. Asset Management, Annuities and Chief Investment Officer of Ameriprise Financial, Inc.

Walter S. Berman – Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Ameriprise Financial, Inc.

Kelli A. Hunter – Executive Vice President of Human Resources	Executive Vice President of Human Resources of Ameriprise Financial, Inc. of Ameriprise Financial, Inc.

John C. Junek – Executive Vice President and General Counsel	Executive Vice President and General Counsel of Ameriprise Financial, Inc.

Glen Salow – Executive Vice President – Service Delivery and Technology	Executive Vice President – Service Delivery and Technology of Ameriprise Financial, Inc.

Kim M. Sharan – President – Financial Planning, Retirement & Wealth Strategies and Chief Marketing Officer	President – Financial Planning, Retirement & Wealth Strategies and Chief Marketing Officer of Ameriprise Financial, Inc.

Deirdre N. Davey – Executive Vice President – Corporate Communications and Community Relations	Executive Vice President – Corporate Communications and Community Relations of Ameriprise Financial, Inc.

John R. Woerner – President – Insurance and Chief Strategy Officer	President – Insurance and Chief Strategy Officer of Ameriprise Financial, Inc.

Donald E. Froude – President – The Personal Advisors Group	President – The Personal Advisors Group of Ameriprise Financial, Inc.

David K. Stewart – Senior Vice President and Controller (Principal Accounting Officer)	Senior Vice President and Controller (Principal Accounting Officer) of Ameriprise Financial, Inc.

2

Schedule B
Transactions in the Shares During the Past 60 days

For the	Shares of Common Stock	Price Per	Date of
Account of	Purchased/(Sold)	Share ($U.S.)	Purchase/(Sale)
Focus Fund	100	3.15	2/11/2010
Focus Fund	300	3.15	2/12/2010
Focus Fund	748	3.15	2/17/2010
Focus Fund	11,152	3.1995	2/19/2010
Focus Fund	10,000	3.188	3/31/2010
Focus Fund	8,900	3.1897	3/31/2010
Focus Fund	20,000	3.1753	3/31/2010